SEC FILE NUMBER
0-29357

CUSIP NUMBER
107404 10 7

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For the Period Ended: September 30, 2006
[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 -- REGISTRATION INFORMATION

Chordiant Software, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

20400 Stevens Creek Blvd, Suite 400
(Address of Principal Executive Officer (Street and Number) )

Cupertino, CA 95014
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Chordiant Software, Inc. (the "Registrant") could not file its Form 10-K for the fiscal year ended September 30, 2006 without unreasonable effort or expenses because on November 26, 2006, the Board of Directors, upon the recommendation of the Audit Committee and management, after considering the quantitative and qualitative analysis prepared by management arising from a review by Registrant’s Audit Committee of Registrant’s historical stock option grant practices, concluded that the Registrant should restate its historical financial statements for the years ended December 31, 2001, 2002 and 2003, the nine-month period ended September 30, 2004, the fiscal year ended September 30, 2005, and the quarters ended December 31, 2005 and March 31, 2006 because the differences were deemed to be material. Registrant is working with its former and current auditors to complete the restatement process and Registrant does not believe it will be completed within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter S. Norman	408	517-6100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Audit Committee of Registrant’s Board of Directors reached the conclusion that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), the correct measurement dates for certain stock option grants made by the Registrant during the period 2000 to 2006 differ from the measurement dates previously used to account for such option grants. Based on that conclusion Management and the Audit Committee of Registrant’s Board of Directors have determined that non-cash stock-based compensation expense should have been recorded with respect to those stock option grants and recognized over the vesting period of the options, and that the amount of such additional non-cash expense for the period 2001 through 2006 is expected to be approximately $8 million. The Registrant is continuing its review of factors that may have led to incorrect measurement dates. On November 26, 2006, the Board of Directors, upon the recommendation of the Audit Committee and management, concluded that the Registrant should restate its historical financial statements for the years ended December 31, 2001, 2002 and 2003, the nine-month period ended September 30, 2004, the fiscal year ended September 30, 2005, and the quarters ended December 31, 2005 and March 31, 2006 because the differences were deemed to be material. The Registrant is working with its former and current auditors to complete the restatement process and Registrant intends to issue results for the quarterly periods ended June 30, 2006 and the fiscal year ended September 30, 2006, together with restated historical financial statements as soon as practicable. However, the Registrant cannot at this time reasonably estimate when this process will be completed.

Chordiant Software, Inc.
(Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2006	By:	/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).